SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No.12)*

                            Krause's Furniture, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                    500760202
                                 (CUSIP Number)



                                Georgette Miller
                                900 Third Avenue
                               New York, NY 10022
                                 (212) 418- 6500
                           ---------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 17, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 37 Pages

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  500760202                                               Page 2 of 37
-------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Worms & Cie
-------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  / /
                                                                   (b)  /x/
-------------------------------------------------------------------------------

3       SEC USE ONLY
-------------------------------------------------------------------------------

4       SOURCE OF FUNDS

        Not Applicable
-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    /  /

-------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        France
-------------------------------------------------------------------------------

   NUMBER OF        7    SOLE VOTING POWER        None
    SHARES          -----------------------------------------------------------
 BENEFICIALLY
   OWNED BY         8    SHARED VOTING POWER      2,006,024, including 312,015
     EACH                Shares issuable upon exercise of warrants
   REPORTING        -----------------------------------------------------------
  PERSON WITH
                    9    SOLE DISPOSITIVE POWER   None
                    -----------------------------------------------------------

                    10 SHARED DISPOSITIVE POWER 2,006,024, including 312,015 Shares issuable upon exercise of warrants
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         None
-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   /x/
-------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
-------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON
         CO, HC
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 500760202                                                Page 3 of 37
-------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Permal Group SA
-------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a) / /
                                                                    (b) /x/
-------------------------------------------------------------------------------

3       SEC USE ONLY
-------------------------------------------------------------------------------

4       SOURCE OF FUNDS

        Not Applicable
-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                      /  /
-------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        France
-------------------------------------------------------------------------------

  NUMBER OF          7    SOLE VOTING POWER          0
   SHARES            ----------------------------------------------------------
BENEFICIALLY
  OWNED BY           8    SHARED VOTING POWER       2,006,024, including 312,045
    EACH                  Shares issuable upon exercise of warrants
  REPORTING
  PERSON WITH        ----------------------------------------------------------

                     9    SOLE DISPOSITIVE POWER    0

                     ----------------------------------------------------------
                     10 SHARED DISPOSITIVE POWER 2,006,024, including 312,045 Shares issuable upon exercise of warrants
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                  /x/
-------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
-------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

         CO, HC
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 500760202                                                 Page 4 of 37
-------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Worms & Co., Inc.
-------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  /  /
                                                                      (b) / x/
-------------------------------------------------------------------------------

3       SEC USE ONLY

-------------------------------------------------------------------------------

4       SOURCE OF FUNDS

        WC
-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                     /  /
-------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
-------------------------------------------------------------------------------

  NUMBER OF         7    SOLE VOTING POWER        19,640 Shares
   SHARES           -----------------------------------------------------------
BENEFICIALLY
  OWNED BY          8    SHARED VOTING POWER       1,986,384, including 312,045
   EACH             Shares issuable upon exercise of warrants
 REPORTING
PERSON WITH         -----------------------------------------------------------

                    9    SOLE DISPOSITIVE POWER    19,640 Shares

                    10   SHARED DISPOSITIVE POWER   1,986,384, including 312,045
                         Shares issuable upon exercise of warrants
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         19,640 Shares
-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    /x/
-------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than 0.1%
-------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON
         CO, HC
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 500760202                                                Page 5 of 37
-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Permal Special Opportunities Ltd.
-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  / /
                                                                     (b) /x/
-------------------------------------------------------------------------------

3        SEC USE ONLY

-------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                    /  /
-------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands
-------------------------------------------------------------------------------

  NUMBER OF          7       SOLE VOTING POWER           170,103 Shares
   SHARES            ----------------------------------------------------------
BENEFICIALLY
  OWNED BY           8       SHARED VOTING POWER         0
    EACH             ----------------------------------------------------------
  REPORTING
 PERSON WITH         9       SOLE DISPOSITIVE POWER     170,103 Shares
                     ----------------------------------------------------------

                     10     SHARED DISPOSITIVE POWER    0
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         170,103 Shares
-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     /  /
-------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.8%
-------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

         IV
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 500760202                                               Page  6 of 37
-------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Permal Capital Management, Inc.
-------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  /  /
                                                                    (b) /x/
-------------------------------------------------------------------------------

3       SEC USE ONLY

-------------------------------------------------------------------------------

4       SOURCE OF FUNDS

        OO
-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                      /  /
-------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------

  NUMBER OF        7     SOLE VOTING POWER         521,479 Shares, including
   SHARES                12,045 Shares issuable upon exercise of warrants
 BENEFICIALLY      ------------------------------------------------------------
   OWNED BY
   EACH            8     SHARED VOTING POWER       765,779 Shares
  REPORTING        ------------------------------------------------------------
 PERSON WITH
                   9    SOLE DISPOSITIVE POWER     521,479 Shares, including
                        12,045 Shares issuable upon exercise of warrants
                   ------------------------------------------------------------

                  10     SHARED DISPOSITIVE POWER  765,779 Shares
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         521,479 Shares, including 12,045 Shares issuable upon exercise of warrants
-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     /x/
-------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.4%
-------------------------------------------------------------------------------

   14       TYPE OF REPORTING PERSON
            CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 500760202                                                 Page 7 of 37
-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Permal Services, Inc.
-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  / /
                                                                     (b) /x/
-------------------------------------------------------------------------------

3        SEC USE ONLY

-------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         Not Applicable
-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                      /  /
-------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------

  NUMBER OF          7       SOLE VOTING POWER            1750 Shares
   SHARES            ----------------------------------------------------------
BENEFICIALLY
  OWNED BY           8       SHARED VOTING POWER          765,779 Shares
    EACH             ----------------------------------------------------------
  REPORTING
 PERSON WITH         9       SOLE DISPOSITIVE POWER       1750 Shares
                     ----------------------------------------------------------

                     10     SHARED DISPOSITIVE POWER      765,779 Shares
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1750 Shares
-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     /x/
-------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than 0.01%
-------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 500760202                                              Page  8 of 37
-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Permal Management Corporation
-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  / /
                                                                   (b) /x/
-------------------------------------------------------------------------------

    3        SEC USE ONLY

-------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         Not Applicable
-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                   /  /
-------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------

   NUMBER OF         7       SOLE VOTING POWER             0
    SHARES           ----------------------------------------------------------
 BENEFICIALLY
   OWNED BY          8       SHARED VOTING POWER           0
     EACH            ----------------------------------------------------------
   REPORTING
  PERSON WITH        9       SOLE DISPOSITIVE POWER        0
                    -----------------------------------------------------------

                    10       SHARED DISPOSITIVE POWER      0
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     /x/
-------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
-------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

         CO, IA
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 500760202                                              Page  9 of 37
-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Permal Capital Partners, L.P.
-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  / /
                                                                   (b) /x/
-------------------------------------------------------------------------------

3        SEC USE ONLY

-------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                   /  /
-------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------

   NUMBER OF         7       SOLE VOTING POWER             765,779 Shares
    SHARES           ----------------------------------------------------------
 BENEFICIALLY
   OWNED BY          8       SHARED VOTING POWER           0
     EACH            ----------------------------------------------------------
   REPORTING
  PERSON WITH        9       SOLE DISPOSITIVE POWER        765,779 Shares
                    -----------------------------------------------------------

                    10       SHARED DISPOSITIVE POWER      0
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         765,779 Shares
-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     / /
-------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.5%
-------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

         IV, PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 500760202                                              Page  10 of 37
-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Hopewell Holdings, Inc.
-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  / /
                                                                   (b) /x/
-------------------------------------------------------------------------------

3        SEC USE ONLY

-------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                   /  /
-------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
-------------------------------------------------------------------------------

   NUMBER OF         7       SOLE VOTING POWER             33,334 Shares
    SHARES           ----------------------------------------------------------
 BENEFICIALLY
   OWNED BY          8       SHARED VOTING POWER           0
     EACH            ----------------------------------------------------------
   REPORTING
  PERSON WITH        9       SOLE DISPOSITIVE POWER        33,334 Shares
                    -----------------------------------------------------------

                    10       SHARED DISPOSITIVE POWER      0
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         33,334 Shares
-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     / /
-------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.15%
-------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 500760202                                              Page  11 of 37
-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Japan Omnibus Ltd.
-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  / /
                                                                   (b) /x/
-------------------------------------------------------------------------------

3        SEC USE ONLY

-------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                   /  /
-------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands
-------------------------------------------------------------------------------

                     7       SOLE VOTING POWER        300,000 Shares issuable
   NUMBER OF                                          upon exercise of warrants
    SHARES           ----------------------------------------------------------
 BENEFICIALLY
   OWNED BY          8       SHARED VOTING POWER           0
     EACH            ----------------------------------------------------------
   REPORTING
  PERSON WITH        9       SOLE DISPOSITIVE POWER   300,000 Shares issuable
                                                      upon exercise of warrants
                     ----------------------------------------------------------

                    10       SHARED DISPOSITIVE POWER      0
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         300,000 Shares issuable upon exercise of warrants
-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     /  /
-------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.4%
-------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

         IV
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 500760202                                              Page  12 of 37
-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Pilot Holdings L.P.
-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  / /
                                                                   (b) /x/
-------------------------------------------------------------------------------

3        SEC USE ONLY

-------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                   /  /
-------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
-------------------------------------------------------------------------------

                     7      SOLE VOTING POWER 5000 Shares Series A Convertible
                                        Preferred immediately convertible
   NUMBER OF                            into 227,273 Common Shares
    SHARES           ----------------------------------------------------------
 BENEFICIALLY
   OWNED BY          8       SHARED VOTING POWER           0
     EACH            ----------------------------------------------------------
   REPORTING
  PERSON WITH        9    SOLE DISPOSITIVE POWER   5000 Shares Series A
                                                   Convertible Preferred
                                                   immediately convertible into
                                                   227,273 Common Shares
                     ----------------------------------------------------------

                    10       SHARED DISPOSITIVE POWER      0
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5000 Shares Series A Convertible Preferred immediately convertible into
227,273 Common Shares
-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     /  /
-------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1%
-------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

         IC, PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 500760202                                              Page  13 of 37
-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Shed Investments L.L.C.
-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  / /
                                                                   (b) /x/
-------------------------------------------------------------------------------

3        SEC USE ONLY

-------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                   /  /
-------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------

   NUMBER OF         7       SOLE VOTING POWER             0
    SHARES           ----------------------------------------------------------
 BENEFICIALLY
   OWNED BY          8       SHARED VOTING POWER    5000 Shares Series A
     EACH                                           Convertible Preferred
   REPORTING                                        immediately convertible
  PERSON WITH                                       into 227,273 Shares Common
                     ----------------------------------------------------------

                     9      SOLE DISPOSITIVE POWER   0
                    -----------------------------------------------------------

                    10     SHARED DISPOSITIVE POWER   5000 Shares Series A
                                              Convertible Preferred immediately
                                              convertible into 227,273 Shares
                                              Common
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     /x/
-------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
-------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

         IV
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 500760202                                              Page  14 of 37
-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Jean R. Perrette
-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  / /
                                                                   (b) /x/
-------------------------------------------------------------------------------

3        SEC USE ONLY

-------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         BK, PF
-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                   /  /
-------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         France
-------------------------------------------------------------------------------

   NUMBER OF         7       SOLE VOTING POWER      698,512 Shares
    SHARES           ----------------------------------------------------------
 BENEFICIALLY
   OWNED BY          8       SHARED VOTING POWER    1,336,304 Shares, including
     EACH                                           12,045 Shares issuable upon
   REPORTING                                        exercise of warrants
  PERSON WITH        ----------------------------------------------------------

                     9       SOLE DISPOSITIVE POWER 698,512 Shares
                    -----------------------------------------------------------

                    10       SHARED DISPOSITIVE POWER   1,336,304 Shares,
                                                      including 12,045 Shares
                                                      issuable upon exercise of
                                                      warrants
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         698,512 Shares
-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     /x/
-------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.2%
-------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 500760202                                              Page  15 of 37
-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Isaac R. Souede
-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  / /
                                                                   (b) /x/
-------------------------------------------------------------------------------

3        SEC USE ONLY

-------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         BK, PF
-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                   /  /
-------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------

   NUMBER OF         7       SOLE VOTING POWER             556,194 Shares
    SHARES           ----------------------------------------------------------
 BENEFICIALLY
   OWNED BY          8       SHARED VOTING POWER    1,796,231 Shares, including
    EACH                                          312,045 Shares issuable upon
  REPORTING                                       exercise of warrants
 PERSON WITH         ----------------------------------------------------------

                     9       SOLE DISPOSITIVE POWER        556,194 Shares
                    -----------------------------------------------------------

                    10       SHARED DISPOSITIVE POWER     1,796,231 Shares,
                                                        including 312,045
                                                        Shares issuable upon
                                                        exercise of warrants
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         556,194
-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     /x/
-------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.6%
-------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 500760202                                              Page  16 of 37
-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Thomas M. DeLitto
-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  / /
                                                                   (b) /x/
-------------------------------------------------------------------------------

3        SEC USE ONLY

-------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         PF, OO
-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                   /  /
-------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------

                     7       SOLE VOTING POWER   103,995 Shares, including
                                                9998 Shares issuable upon
                                                exercise of options and 18,959
   NUMBER OF                                    Shares of Deferred Stock
    SHARES           ----------------------------------------------------------
 BENEFICIALLY
   OWNED BY          8       SHARED VOTING POWER  1,516,281 Shares
    EACH
  REPORTING
 PERSON WITH         ----------------------------------------------------------

                     9       SOLE DISPOSITIVE POWER   103,995 Shares, including
                                                    9998 Shares issuable upon
                                                    exercise of options and
                                                    18,959 Shares of Deferred
                                                    Stock
                    -----------------------------------------------------------

                    10       SHARED DISPOSITIVE POWER    1,516,281 Shares
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

103,995 Shares, including 9,998 shares issuable upon exercise of options and 18,959 Shares of Deferred Stock
-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     /x/
-------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.5
-------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 500760202                                              Page 17 of 37
-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         James R. Hodge
-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  / /
                                                                   (b) /x/
-------------------------------------------------------------------------------

3        SEC USE ONLY

-------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         Not Applicable
-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                   /  /
-------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------

   NUMBER OF         7       SOLE VOTING POWER             0
    SHARES           ----------------------------------------------------------
 BENEFICIALLY
   OWNED BY          8       SHARED VOTING POWER    470,103 Shares, including
    EACH                                          300,000 Shares issuable
  REPORTING                                       upon exercise of warrants
 PERSON WITH         ----------------------------------------------------------

                     9       SOLE DISPOSITIVE POWER  0
                    -----------------------------------------------------------

                    10       SHARED DISPOSITIVE POWER 470,103 Shares, including
                                                      300,000 Shares issuable
                                                      upon exercise of warrants
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     /x/
-------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
-------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

         IA, IN
-------------------------------------------------------------------------------

          This Amendment No. 12 amends the Schedule 13D dated December 31, 1990, as previously amended (the "Schedule 13D"), filed in respect of the common stock, par value $.001 per share (the "Shares"), of Krause's Furniture, Inc., a Delaware corporation formerly known as Worth Corporation (the "Company"), by the signatories hereto (the "Reporting Persons").

          The number of Shares which may be acquired upon exercise of options and warrants described herein has been adjusted to reflect any anti-dilution adjustments made on or prior to January 17, 2000.

ITEM 1. SECURITY AND ISSUER.

          This statement relates to the Common Stock, par value $.001 per share (the "Shares"), of Krause's Furniture, Inc., a Delaware corporation (the "Company"). The executive office of the Company is located at 200 North Berry Street, Brea, CA, 92621.

ITEM 2. IDENTITY AND BACKGROUND.

          (a)-(c) and (f) This Statement is being filed by (i) Worms & Cie, a French [limited] company ("W&C"), (ii) Permal Group S.A., a French corporation ("PGSA"), (iii) Worms & Co., Inc., a New York corporation ("Worms"), (iv) Permal Special Opportunities Ltd., an open-end investment company organized under the laws of the British Virgin Islands ("PSO"), (v) Permal Capital Management, Inc., a Delaware corporation ("PCM"), (vi) Permal Services, Inc., a Delaware corporation formerly known as Worms Services, Inc. ("PSI"), (vii) Permal Management Corporation, a Delaware Corporation, (viii) Permal Capital Partners, L.P., a Delaware limited Partnership ("PCP"), (ix) Hopewell Holdings, Inc., a New York corporation ("Hopewell"), (x) Japan Omnibus Ltd., a British Virgin Islands corporation ("JOL"), (xi) Pilot Holdings L.P., a Cayman Islands Exempted Limited Partnership ("Pilot"), (xii) Shed Investments L.L.C., a Delaware Limited Liability Company ("Shed"), (xiii) Jean R. Perrette ("Perrette"), (xiv) Isaac R. Souede ("Souede"), (xv) Thomas M. DeLitto ("DeLitto"), and (xvi) James R. Hodge ("Hodge"). W&C, PGSA, Worms, PSO, PCM, PSI, PCP, Hopewell, JOL, Pilot, Shed, Perrette, Souede, DeLitto, and Hodge are hereinafter referred to collectively as the "Reporting Persons."

          This Schedule is being filed because the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), by reason of the affiliations and relationships among the Reporting Persons as described herein. However, the filing of this Schedule shall not be deemed an admission by any Reporting Person that such Reporting Person is part of a group or is required to file this Schedule and, except as may otherwise be specifically stated herein, each Reporting Person disclaims beneficial ownership of the Shares beneficially owned by all of the other Reporting Persons. The information provided herein with respect to each Reporting Person has been provided solely by that Reporting Person and no Reporting Person is responsible for the accuracy and completeness of the information included herein with respect to any other Reporting Person.

               (i) W&C. W&C's principal business is investing. W&C is a publicly-traded company organized under the laws of France, with its principal business and principal office located at 25, avenue Franklin D. Roosevelt, 75008 Paris, France. The managing directors of W&C are Dominique Auburtin and Ferruccio Luppi (the "W&C Managing Directors"). Schedule I hereto sets forth (A) the name, (B) the business address, (C) the present principal employment and the name and address of any corporation or other organization in which such employment is conducted, and (D) the citizenship of each of the W&C Managing Directors. The W&C Managing Directors may be deemed to control W&C and therefore, through PGSA, Worms and its subsidiaries. For descriptions of the relationships among W&C and Worms and its subsidiaries, see paragraphs
(iii)-(ix) under this Item 2(a)-(c) and (f).

               (ii) PGSA. PGSA's principal business is investing. PGSA's principal business and principal office are located at 25, avenue Franklin D. Roosevelt, 75008 Paris, France. The directors of PGSA are Dominique Auburtin, Ferruccio Luppi, Edmond de La Haye Jousselin, and Souede (the "PGSA Directors").
Schedule II hereto sets forth (A) the name, (B) the business address, (C) the present principal employment and the name and address of any corporation or other organization in which such employment is conducted, and (D) the citizenship of each of the PGSA Directors other than Souede. The PGSA Directors may be deemed to control PGSA and, therefore, Worms and its subsidiaries.

               (iii) WORMS. Worms' principal business is holding the stock of PCM and its subsidiaries and investment advisory and management services through Permal Asset Management, formerly a subsidiary known as Worms Asset Management and now a division of Worms ("PAM"). Worms' principal business and principal office are located at 900 Third Avenue, New York, NY 10022. The executive officers and directors of Worms are Souede, President, CEO and director, DeLitto, Executive Vice President and CAO, Hodge, Senior Vice President and CIO, Thomas P. Evans, Senior Vice President and COO, Nicholas Clive Worms, Chairman and director, Edmond de La Haye Jousselin, Vice Chairman and director and Lawrence C. Salameno, Executive Vice President of Marketing and Strategic Development and director (collectively, the "Worms Executive Officers and Directors"). Schedule III hereto sets forth (A) the name, (B) the business address, (C) the present principal employment and the name and address of any corporation or other organization in which such employment is conducted and (D) the citizenship of each of the Worms Executive Officers and Directors other than Souede, DeLitto and Hodge. For such information with respect to Souede, DeLitto and Hodge, see paragraphs (xiv)-(xvi) under this Item 2(a)-(c) and (f). W&C, through PGSA, owns 100% of the outstanding capital stock of Worms, and, therefore, W&C may be deemed to control Worms.

               (iv) PSO. PSO's principal business is to invest in a specialized portfolio mainly comprised of United States securities. PSO's principal business and principal office are located at The Tropic of Isle Building, P.O. Box 438, Road Town, Tortola, British Virgin Islands. Hodge is the portfolio manager for PSO and is authorized to invest PSO's funds.

               (v) PCM. The principal business of PCM is investing. PCM's principal business and principal office are located at 900 Third Avenue, New York, NY 10022. The executive officers and directors of PCM are DeLitto, President and director, Perrette, director, Souede, director, C. Reddington Barrett III, Senior Vice President, COO and director and Paul-Louis Durand-Ruel, director (collectively, the "PCM Executive Officers and Directors"). Schedule IV hereto sets forth (A) the name, (B) the business address, (C) the present principal employment and the name and address of any corporation or other organization in which such employment is conducted and (D) the citizenship of each of the PCM Executive Officers and Directors other than Perrette, Souede and DeLitto. W&C, through PGSA and Worms, owns 100% of the outstanding capital stock of PCM, and, therefore, W&C may be deemed to control PCM.

               (vi) PSI. PSI's principal business is serving as the general partner of, and holding its general partnership interest in, PCP. PSI's principal business and principal office are located at Devonshire House, Queen Street, P.O. Box 3918, Nassau, Bahamas. The executive officers and directors of PSI are DeLitto, President and director, Perrette, director, C. Redington Barrett, III, Senior Vice President and Paul-Louis Durand-Ruel, director (together, the "PSI Executive Officers and Directors"). Schedule V hereto sets forth (A) the name, (B) the business address, (C) the present principal employment and the name and address of any corporation or other organization in which such employment is conducted and (D) the citizenship of each of the PSI Executive Officers and Directors other than DeLitto and Perrette. W&C, through PGSA, Worms and PCM, owns 100% of the outstanding capital stock of PSI, and, therefore, W&C may be deemed to control PSI.

               (vii) PMC. PMC's principal business is investment management. In September, 1998 PMC terminated its Investment Management Agreement with PCP. Therefore, PMC is no longer a Reporting Person.

               (viii) PCP. PCP'S principal business is investing. PCP's principal business and principal office are located at Devonshire House, Queen Street, P.O. Box 3918, Nassau, Bahamas. The general partner of PCP is PSI, and, therefore, PSI may be deemed to control PCP.

               (ix) HOPEWELL. Hopewell is a privately held corporation organized by Perrette for the purpose of making investments. Hopewell's principal business and principal office are c/o Worms & Co., Inc., 900 Third Avenue, New York, New York 10022. The executive officers and directors of Hopewell are Perrette, President and Director, Georgette Miller, Vice President and Director, and Virginia S. Perrette, Director (the "Hopewell Executive Officers and Directors"). Schedule VI hereto sets forth (A) the name, (B) the business address, (C) the present principal employment and the name and address of any corporation or other organization in which such employment is conducted and (D) the citizenship of each of the Hopewell Executive Officers and Directors other than Perrette. Perrette's spouse and children own 100% of the outstanding capital stock of Hopewell. Therefore, Perette may be deemed to control Hopewell.

               (x) JOL. JOL's principal business is investing. JOL's principal business and principal office are located at The Tropic of Isle Building, P.O. Box 438, Road Town, Tortola, British Virgin Islands. Hodge makes the investment decisions for JOL and is authorized to invest JOL's funds.

               (xi) PILOT. Pilot is an investment partnership. Pilot's principal business and principal office are located at 177 Post Road West, Westport, CT 06880. Pilot's General Partner is Shed Investments L.L.C. and, therefore Shed may be deemed to control Pilot.

               (xii) SHED. Shed's principal business is serving as the general partner of and holding its general partnership interest in Pilot. Shed's principal business and principal office are located at 177 Post Road West, Westport, CT 06880. DeLitto is the Managing Member of Shed. Other Members are Souede, Thomas P. Evans, Hodge, J. Richard Cordson and Perrette.

               (xiii) PERRETTE. Perrette's business address is 25 St. James's Street, London SW1HA England. Perrette's present principal employment is as Senior Executive Officer of Permal Investment Management Services Ltd. Effective December 1999, Perrette ceased to be a director of Worms. Perrette remains a director of PCM and PSI. Perrette is a citizen of France.

               (xiv) SOUEDE. Souede's business address is 900 Third Avenue, New York, NY 10022. Souede's present principal employment is as President and CEO of Worms. Souede also is a director of Worms and holds various positions with Worms' subsidiaries. Souede is a citizen of the United States.

               (xv) DELITTO. DeLitto's business address is 900 Third Avenue, New York, NY 10022. DeLitto's present principal employment is as Executive Vice President and CAO of Worms and President of PCM. DeLitto also is a director of PCM, and is the President and a director of PSI. Mr. DeLitto is Vice Chairman and a director of the Company. DeLitto is a citizen of the United States.

               (xvi) HODGE. Hodge's business address is 900 Third Avenue, New York, NY 10022. Hodge's present principal employment is as Senior Vice President and CIO of Worms. Hodge is a citizen of the United States.

          The W&C Managing Directors, the PGSA Directors, the Worms Executive Officers and Directors, the PCM Executive Officers and Directors, the PSI Executive Officers and Directors, and the Hopewell Executive Officers and Directors (in each case other than Perrette, Souede, DeLitto and Hodge, as the case may be) are hereinafter collectively referred to as the "Other Persons."

          (d) During the last five years, none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the Other Persons, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the Other Persons, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               (i) W&C. W&C and, to the knowledge of W&C, the W&C Managing Directors do not directly own any Shares. W&C and the W&C Managing Directors may be deemed to control, directly or indirectly, PGSA and through PGSA, Worms, PSO, PCM, PSI (and therefore PCP), JOL, Shed (and therefore Pilot). Accordingly, W&C and the W&C Managing Directors may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, the securities beneficially owned by PGSA, Worms, PSO, PCM, PSI, PCP, JOL, and Pilot including the Shares owned by such other Reporting Persons.

               (ii) PGSA. PGSA and, to the knowledge of PGSA, the PGSA Directors other than Souede do not directly own any Shares. PGSA and the PGSA Directors may be deemed to control, directly or indirectly, Worms, and through Worms, PSO, PCM, PSI (and, therefore PCP), JOL, Shed (and therefore Pilot). Accordingly, PGSA and the PGSA Directors may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, the securities beneficially owned by PGSA, Worms, PSO, PCM, PSI, PCP, JOL, and Pilot, including the Shares owned by such other Reporting Persons.

               (iii) WORMS. Worms directly owns 19,640 Shares and such Shares are referred to herein as the "Worms Shares."

               (iv) PSO. PSO directly owns 170,103 Shares and such Shares are referred to herein as the "PSO Shares."

               (v) PCM. PCM directly owns 521,479 Shares (including warrants to purchase 12,045 shares at $1.32 per share) and such Shares are referred to herein as the "PCM Shares."

               (vi) PSI. PSI is the general partner of PCP and, therefore, may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, securities owned by PCP, including Shares owned by PCP.

          PSI directly owns 1,750 Shares and such Shares are referred to herein as the "PSI Shares."

               (vii) PCP. PCP directly owns 765,799 Shares and such Shares are referred to herein as the "PCP Shares." The PCP shares included a warrant to purchase 85,910 Shares which expired on May 30, 1999. (viii) HOPEWELL. Hopewell directly owns 33,334 Shares (the "Hopewell Shares").

               (ix) JOL. JOL owns warrants to purchase 300,000 Shares at an exercise price of $1.25, and such shares are known as the "JOL Shares."

               (x) PILOT. On January 17, 2000, pursuant to a Securities Purchase Agreement ("Agreement") with the Company, the Pilot acquired an aggregate of 5000 shares of Series A Convertible Preferred Stock. The 5000 Shares of the Series A Convertible Preferred Stock are immediately convertible into 227,273 shares of Common Stock at an initial conversion price of $1.10 per share. The source of funds for the purchase of these shares of Series A Convertible Preferred Stock was the working capital of Pilot.

               (xi) SHED. Shed is the General Partner of Pilot, and therefore, may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, securities owned by Pilot, including the Shares owned by Pilot.

               (xii) PERRETTE. By reason of the fact that Perrette is a director of PCM and PSI, Perrette may be deemed to control PCM and PSI and to share voting and dispositive power with respect to, and therefore to beneficially own, securities beneficially owned by PCM and PSI, including Shares beneficially owned by PCM and PSI.

          Perrette also may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, an aggregate of 13,665 Shares owned by his wife and four children, collectively hereinafter referred to as the "Perrette Family Shares."

          Perrette's shares also included a warrant to purchase 14,721 Shares which expired on December 8, 1998.

          The 712,177 Shares now owned by Perrette or his family are referred to herein as the "Perrette Shares."

               (xiii) SOUEDE. By reason of the fact that Souede is the President, CEO and a director of Worms, Souede may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, securities beneficially owned by Worms, including Shares beneficially owned by Worms.

          Souede also may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, an aggregate of 17,480 Shares owned by his wife (the "Souede Family Shares").

          Souede's Shares also included a warrant to purchase 14,721 Shares which expired on December 8, 1998.

          The 573,674 Shares now owned by Souede or his family are referred to herein as the "Souede Shares."

               (xiv) DELITTO. By reason of the positions that DeLitto holds with PCM, PSI and Shed (and therefore Pilot), DeLitto may be deemed to control such Reporting Persons and to share voting and dispositive power with respect to, and therefore to beneficially own, securities beneficially owned by such Reporting Persons, including Shares beneficially owned by such Reporting Persons.

          DeLitto also may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, an aggregate of 15,971 Shares owned jointly by DeLitto and his wife (the "DeLitto Family Shares").

          DeLitto's Shares also included a warrant to purchase 14,721 Shares which expired on December 8, 1998.

          On January 20, 1997 DeLitto received 6,154 Shares of Deferred Stock at a price of $1.625 per Share. On December 31, 1997 DeLitto received 3,416 Shares of Deferred Stock at a price of $2.93 per Share. On December 31, 1998 DeLitto received 5,917 Shares of Deferred Stock at a price of $1.69 per Share. On December 31, 1999 DeLitto received 3,472 Shares of Deferred Stock at a price of $2.88 per Share. Withdrawal of the Deferred Stock occurs following retirement or termination.

          The 103,995 Shares now owned by DeLitto or his family are referred to herein as the "DeLitto Shares."

               (xv) HODGE. Hodge no longer directly owns any shares. Hodge may be deemed to share voting and dispositive power with respect to, and therefore to beneficially own, securities beneficially owned by PSO and JOL, including Shares owned by PSO and JOL.

          Except as described in this Item 3 or as set forth in Schedules I through VI attached hereto, to the knowledge of the Reporting Persons, none of the Other Persons owns directly any Shares.


ITEM 4. PURPOSE OF TRANSACTION.

          The Shares have been acquired for investment.

          On January 11, 2000, the Company commenced a private placement of its Series A Convertible Preferred Stock pursuant to a Series A Convertible Preferred Stock Securities Purchase Agreement (the "Agreement"), attached hereto as Exhibit 21 by and among the Company and the purchasers listed on the signature pages thereto (the "Purchasers").


          The Company, GECC, THLi and several stockholders of the Company, including certain of the Reporting Persons, entered into an Amended and Restated Stockholders Agreement and an Amended and Restated Registration Rights Agreement, each dated as of January 11, 2000 (the "Stockholders Agreement" and the "Registration Rights Agreement," respectively), attached hereto as Exhibits 22 and 23, respectively. The Stockholders Agreement provides, among other things, that:

          - GECC, the "Permal Group" (as defined therein, and consisting of, among others, certain of the Reporting Persons) and THLi shall each have the right to designate one of the six members of the Company's Board of Directors (the "Board"). GECC and THLi shall unanimously designate one member of the Board and three members shall be selected by the vote of the GECC Designee, the Permal Designee and the THLi Designee. The right shall continue so long as GECC, the Permal Group or THLi, as the case may be, beneficially owns at least 2,000,000 Shares.

          - The GECC and THLi Board Designees' approval is to be obtained before the Company may take certain specified actions affecting the Company including, among other things, actions affecting the capital structure of the Company and actions relating to certain certain parties (including certain related persons).

          - Transfers of Shares are prohibited except as expressly permitted under the Stockholders Agreement, which provides that any stockholder (other than the Hawley Trust) proposing to transfer the Shares must first offer such Shares to the other stockholder parties to the Stockholders Agreement. Sales in registered public offerings, and sales on NASDAQ or over a national securities exchange aggregating (together with other sales of Shares by such stockholder's group) not more than 1 million shares, would not be subject to the right of first offer.

          - Sales or proposed sales by GECC, the Permal Group or THLi in one transaction or in a series of related transactions of Shares aggregating more than 3,000,000 Shares will create a "tag-along" right on the part of the other stockholders to sell a proportionate share of its holdings of Shares upon the same terms and conditions.

          The Stockholders Agreement expires if GECC or THLi no longer beneficially owns 2,000,000 or more Shares.

          Under the Registration Rights Agreement, GECC, THLi and several stockholders of the Company, including certain of the Reporting Persons, are entitled to request from the Company the registration under the Securities Act of 1933, as amended, of at least 1,000,000 shares of Common Stock, up to a maximum of two such registrations in any 12-month period.


          The Reporting Persons and the Other Persons may seek to acquire additional Shares through open market or privately negotiated transactions from time to time in their discretion. Any such purchases will depend upon the market prices for the Shares, the number of Shares which may become available for purchase at prices which the Reporting Persons, or the Other Persons, regard as attractive and various other factors which the Reporting Persons, or the Other Persons, may determine to be relevant. Alternatively, certain of the Reporting Persons have, from time to time, disposed of a portion of the Shares by them and the Reporting Persons, or the Other Persons, may in the future determine to dispose of all or a portion of the Shares held by them, depending, among other things, on the then market price for the Shares. Such sales may be in transactions in the open market or in privately negotiated transactions.

          Except as set forth in this Item 4, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the Other Persons, have any present plans or proposals which relate to or would result in any of the actions required to be enumerated under Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          The total number of Shares beneficially owned by all Reporting Persons is 3,429,537 constituting approximately 15.5% of the total Shares outstanding. The Share ownership figures set forth in this Schedule 13D total more than such number of Shares, because the beneficial ownership of certain of the Shares may be attributed to more than one Reporting Person.

          (a) and (b)

               (i) W&C. As of the close of business on January 17, 2000, W&C did not directly own any Shares. By reason of its relationship to PGSA and, through PGSA, to Worms, PSO, PCM, PSI (and therefore PCP), JOL, Shed (and therefore Pilot), W&C may be deemed to beneficially own the Worms Shares, the PSO Shares, the PCM Shares, the PSI Shares, the PCP Shares, the JOL Shares and the Pilot Shares. As of the close of business on January 17, 2000, the Worms Shares, the PSO Shares, the PCM Shares, the PSI Shares, the PCP Shares, the JOL Shares and the Pilot Shares aggregated 2,006,024 Shares which constituted approximately 9.1% of the 22,050,328 Shares outstanding (the "Outstanding Shares"), as the Company has reported to the Reporting Persons. By reason of their relationship to W&C, the W&C Managing Directors also may be deemed to beneficially own the Worms Shares, the PSO Shares, the PCM Shares, the PSI Shares, the PCP Shares, the JOL Shares and the Pilot Shares. W&C and the W&C Managing Directors disclaim beneficial ownership of the Worms Shares, the PSO Shares, the PCM Shares, the PSI Shares, the PCP Shares, the JOL Shares and the Pilot Shares. Except as indicated in this Item 5 or in Schedule I hereto, neither W&C nor, to the knowledge of W&C, any of the W&C Managing Directors owns beneficially or has a right to acquire beneficial ownership of any Shares.

               (ii) PGSA. As of the close of business on January 17, 2000, PGSA did not directly own any Shares. By reason of its relationship to Worms and, through Worms, to PSO, PCM, PSI (and therefore PCP), JOL and Shed (and therefore Pilot), PGSA may be deemed to beneficially own the Worms Shares, the PSO Shares, the PCM Shares, the PSI Shares, the PCP Shares, the JOL Shares and the Pilot Shares. As of the close of business on January 17, 2000, the Worms Shares, the PSO Shares, the PCM Shares, the PSI Shares, the PCP Shares, the JOL Shares and the Pilot Shares aggregated 2,006,024 Shares which constituted approximately 9.1% of the Outstanding Shares. By reason of their relationship to PGSA, the PGSA Directors also may be deemed to beneficially own the Worms Shares, the PSO Shares, the PCM Shares, the PSI Shares, the PCP Shares, the JOL Shares and the Pilot Shares. PGSA and the PGSA Directors disclaim beneficial ownership of the Worms Shares, the PSO Shares, the PCM Shares, the PSI Shares, the PCP Shares, the JOL Shares and the Pilot Shares. Except as indicated in this Item 5 or in
Schedule II hereto, neither PGSA nor, to the knowledge of PGSA, any of the PGSA Directors with the exception of Souede owns beneficially or has a right to acquire beneficial ownership of any Shares.

               (iii) WORMS. As of the close of business on January 17, 2000, Worms directly owned the Worms Shares, which constituted less than 0.1% of the Outstanding Shares. By reason of its relationships with PSO, PCM, PSI (and therefore PCP), JOL and Shed (and therefore Pilot), Worms may be deemed to beneficially own the PSO Shares, the PCM Shares, the PSI Shares, the PCP Shares, the JOL Shares and the Pilot Shares. As of the close of business on January 17, 2000, the PCM Shares, the PSO Shares, the PSI Shares, the PCP Shares, the JOL Shares and the Pilot Shares aggregated 1,986,384 Shares which constituted approximately 9% of the Outstanding Shares. Worms disclaims beneficial ownership of the PCM Shares, the PSO Shares, the PSI Shares, the PCP Shares, the JOL Shares and the Pilot Shares. Except as indicated in this Item 5 or in Schedule III hereto, neither Worms nor, to the knowledge of Worms, any of the Worms Executive Officers and Directors with the exception of Souede and DeLitto owns beneficially or has a right to acquire beneficial ownership of any Shares.

               (iv) PSO. As of the close of business on January 17, 2000, PSO directly owned the PSO Shares, which constituted approximately .8% of the Outstanding Shares. Except as indicated in this Item 5, PSO does not own beneficially or have a right to acquire beneficial ownership of any Shares.

               (v) PSI. As of the close of business on January 17, 2000, PSI directly owned the PSI Shares, which constituted less than .01% of the Outstanding Shares. Because PSI is the general partner of PCP, PSI may be deemed to share voting and dispositive power with respect to the PCP Shares and, therefore, to beneficially own the PCP Shares. PSI disclaims beneficial ownership of the PCP Shares. Except as indicated in this Item 5 or in Schedule V hereto, neither PSI nor, to the knowledge of PSI, any of the PSI Executive Officers and Directors with the exception of Perrette and DeLitto, owns beneficially or has a right to acquire beneficial ownership of any Shares.

               (vi) PCM. As of the close of business on January 17, 2000, PCM directly owned the PCM Shares, which constituted approximately 2.4% of the Outstanding Shares. Because PCM may be deemed to control PSI, PCM may be deemed to share voting and dispositive power with respect to the PCP Shares and, therefore, to beneficially own the PSI Shares and the PCP Shares. PCM disclaims beneficial ownership of the PSI Shares and the PCP Shares. Except as indicated in this Item 5 or in Schedule IV hereto, neither PCM nor, to the best of the knowledge of PCM, any of the PCM Executive Officers and Directors, owns beneficially or has a right to acquire beneficial ownership of any Shares.

               (vii) PCP. As of the close of business on January 17, 2000, PCP directly owned the PCP Shares, which constituted approximately 3.5% of the Outstanding Shares. Except as indicated in this Item 5, PCP does not own beneficially or have a right to acquire beneficial ownership of any Shares.

               (viii) HOPEWELL. As of the close of business on January 17, 2000, Hopewell directly owned the Hopewell Shares, which constituted approximately
 .15% of the Outstanding Shares. Except as indicated in this Item 5 or in
Schedule VII hereto, neither Hopewell nor, to the best of the knowledge of Hopewell, any of the Hopewell Executive Officers and Directors, owns beneficially or has a right to acquire beneficial ownership of any Shares.

               (ix) JOL. As of the close of business on January 17, 2000, JOL directly owned the JOL Shares, which constituted approximately 1.4% of the Outstanding Shares. Except as indicated in this Item 5, JOL does not own beneficially or have a right to acquire beneficial ownership of any Shares.

               (x) PILOT. As of the date of this Statement, Pilot is the direct beneficial owner of 5000 shares of Series A Convertible Preferred Stock. Based on the conversion ratio of 45.45 shares of Common Stock for each share of Series A Convertible Preferred Stock and assuming conversion of all its Series A Convertible Preferred Stock, the Partnership is the direct beneficial owner of 227,273, or approximately 1% of the Common Stock outstanding on January 17, 2000.

               (xi) PERRETTE. As of the close of business on January 17, 2000, Perrette owned the Perrette Shares, which constituted approximately 3.2% of the Outstanding Shares. Because Perrette is a director of PCM and PSI, Perrette may be deemed to beneficially own the PCM and PSI Shares and other Shares which may be deemed to be beneficially owned by PCM and PSI, namely the PCM Shares, the PCP Shares and the PSI Shares. Perrette disclaims beneficial ownership of the PCM Shares, the PCP Shares and the PSI Shares. Perrette also disclaims beneficial ownership of the Perrette Family Shares. Because Perrette is the President and a Director of Hopewell, Perrette may be deemed to beneficially own the Hopewell Shares. Except as set forth in this Item 5, Perrette does not beneficially own or have a right to acquire beneficial ownership of any Shares.

               (xii) SOUEDE. As of the close of business on January 17, 2000, Souede owned the Souede Shares, which constituted approximately 2.6% of the Outstanding Shares. Because Souede is President, CEO and a director of Worms, Souede may be deemed to beneficially own the Worms Shares and other Shares which may be deemed to be beneficially owned by Worms, namely the PCM Shares, the PSO Shares, the PCP Shares, the PSI Shares and the JOL Shares. Souede disclaims beneficial ownership of the Worms Shares, the PCM Shares, the PSO Shares, the PCP Shares, the PSI Shares and the JOL Shares. Souede also disclaims beneficial ownership of the Souede Family Shares. Except as set forth in this Item 5, Souede does not beneficially own or have a right to acquire beneficial ownership of any Shares.

               (xiii) DELITTO. As of the close of business on January 17, 2000, DeLitto directly owned the DeLitto Shares, which constituted approximately .5% of the Outstanding Shares. Because of the various positions that DeLitto holds with PCM, PSI and Shed, DeLitto may be deemed to beneficially own Shares which may be deemed to be beneficially owned by such Reporting Persons, namely the PCM Shares, the PCP Shares, the PSI Shares and the Pilot Shares. DeLitto disclaims beneficial ownership of the PCM Shares, the PCP Shares, the PSI Shares and the Pilot Shares. DeLitto shares beneficial ownership of the DeLitto Family Shares with his wife. Except as set forth in this Item 5, DeLitto does not own beneficially or have a right to acquire beneficial ownership of any Shares.

               (xiv) HODGE. As of the close of business on January 17, 2000, Hodge did not directly own any Hodge Shares. Because Hodge is investment adviser to PSO and JOL, Hodge may be deemed to beneficially own the PSO Shares and the JOL Shares. Hodge disclaims beneficial ownership of the PSO Shares and the JOL Shares. Except as set forth in this Item 5, Hodge does not beneficially own or have a right to acquire beneficial ownership of any Shares.

          (c) Schedule A hereto describes transactions in the Shares effected during the past sixty (60) days by the Reporting Persons. Except as otherwise disclosed in Schedule A hereto, to the knowledge of the Reporting Persons, none of the Other Persons have effected transactions in the Shares during the past sixty (60) days.

          (d) Except for (i) the Reporting Persons, (ii) the W&C Managing Directors, (iii) the PGSA Directors, (iv) Mr. Souede's wife (with respect to the Souede Family Shares), (v) Mr. Perrette's family members (with respect to the Perrette Family Shares) and (vi) Mr. DeLitto's wife (with respect to all of the DeLitto Family Shares) and except with respect to any Shares reported in any Schedule hereto as beneficially owned by the Other Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares reported on this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          By reason of the relationships described in this Statement among the Reporting Persons and between certain of the Reporting Persons and certain of the Other Persons, the Reporting Persons and certain of the Other Persons may from time to time confer with one or more of the other Reporting Persons or Other Persons with respect to the respective investments of the Reporting Persons in the Shares. However, except as described herein under Item 4 and other than the contractual relationships as between Hodge and PSO, and between PSI and PCP, and the informal advisory arrangement between Hodge and JOL, the Reporting Persons and the Other Persons do not have any written or other contracts, arrangements, understandings or relationships with respect to the Shares or any other securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. A copy of the contract between PSI and PCP was previously filed as Exhibit 9 to Amendment No. 1 to this
Schedule 13D and is incorporated herein by reference.


SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2000

                                            /S/ ISAAC R. SOUEDE
                                            -------------------
                                            Isaac R. Souede, individually
                                            and as attorney-in-fact for
                                            certain of the other Reporting
                                            Persons pursuant to a power
                                            of attorney filed as an
                                            Exhibit to the Schedule 13D

SCHEDULE I

WORMS & CIE MANAGING DIRECTORS


        1.        DOMINIQUE AUBURTIN

                  Business address:
                           Worms & Cie
                           25, avenue Franklin D. Roosevelt
                           75008 Paris, France
                  Present principal employment:
                           Managing Director, Worms & Cie
                  Citizenship:  France

        2.        FERRUCCIO LUPPI

                  Business Address:
                           Worms & Cie
                           25, avenue Franklin D. Roosevelt
                           75008 Paris, France
                  Present principal employment:
                           Managing Director, Worms & Cie
                  Citizenship:  Italy

SCHEDULE II

PGSA EXECUTIVE OFFICES & DIRECTORS

        1.        EDMOND DE LA HAYE JOUSSELIN
                  Business address:
                           Permal Group S.A.
                           25, avenue Franklin D. Roosevelt
                           75008 Paris, France
                  Present principal employment:
                           Chairman, Permal Group S.A.
                  Citizenship:  France
        2.        DOMINIQUE AUBURTIN
                  Business address:
                           Worms & Cie
                           25, avenue Franklin D. Roosevelt
                           75008 Paris, France
                  Present principal employment:
                           Managing Director, Worms & Cie
                  Citizenship: France
        3.        FERRUCCIO LUPPI
                  Business Address:
                           Worms & Cie
                           25, avenue Franklin D. Roosevelt
                           75008 Paris, France
                  Present principal employment:
                           Managing Director, Worms & Cie
                  Citizenship:  Italy

SCHEDULE III

WORMS EXECUTIVE OFFICERS AND DIRECTORS

        1.        NICHOLAS CLIVE WORMS

                  Business address:
                           Worms & Cie
                           25, avenue Franklin D. Roosevelt
                           75008 Paris France
                  Present principal employment:
                           Chairman Worms & Cie
                  Citizenship:      France

        Reporting Person

        2.        EDMOND DE LA HAYE JOUSSELIN

                  Business address:
                           Permal Group S.A.
                           25, avenue Franklin D. Roosevelt
                           75008 Paris, France
                  Present principal employment:
                           Chairman, Permal Group S.A.
                  Citizenship:  France

        3.        THOMAS P. EVANS

                  Business address:
                           Worms & Co., Inc.
                           900 Third Avenue
                           New York, New York  10022
                  Present principal employment:
                           Senior Vice President and COO, Worms & Co., Inc.
                  Citizenship:  United States

        4.        LAWRENCE C. SALAMENO

                  Business address:
                           Worms & Co., Inc.
                           900 Third Avenue
                           New York, New York 10022
                  Present principal employment:
                           Executive Vice President of Marketing and Strategic Development, Worms & Co., Inc.
                  Citizenship: United States
                  Shares beneficially owned at January 17, 2000: 3,000

SCHEDULE IV

PCM EXECUTIVE OFFICERS AND DIRECTORS


        1.        PAUL-LOUIS DURAND-RUEL

                  Address:
                           19, avenue Leopold II
                           75017 Paris, France
                  Present principal employment:
                           Retired
                  Citizenship:              France
                  Shares beneficially owned at January 17, 2000:  15,272

        2.C. REDINGTON BARRETT, III

                  Business address:
                           Permal Capital Management, Inc.
                           118 Allied Drive
                           Dedham, MA  20206
                  Present principal employment:
                           Senior Vice President and COO, Permal
                            Capital Management, Inc.
                  Citizenship:     United States
                  Shares beneficially owned at January 17, 2000:  6,026

SCHEDULE V

PSI EXECUTIVE OFFICERS AND DIRECTORS

        1.PAUL-LOUIS DURAND-RUEL

                  Address:
                           19, avenue Leopold II
                           75017 Paris, France
                  Present principal employment:
                           Retired
                  Citizenship:   France
                  Shares beneficially owned at January 17, 2000:  15,272

        2.C. REDDINGTON BARRETT III

                  Business address:
                           Permal Capital Management, Inc.
                           118 Allied Drive
                           Dedham, MA  20206
                  Present principal employment:
                           Senior Vice President and COO, Permal Capital
                            Management, Inc.
                  Citizenship:    United States
                  Shares beneficially owned at January 17, 2000:  6,026

SCHEDULE VI

HOPEWELL EXECUTIVE OFFICERS AND DIRECTORS


        1.GEORGETTE MILLER

 Business address:
                  Worms & Co., Inc.
                  900 Third Avenue
                  New York, New York 10022
Present principal employment:
                  Corporate Secretary, Worms & Co., Inc.
Citizenship:  United States
Shares beneficially owned at January 17, 2000:  3,710 Shares

        2.VIRGINIA S. PERRETTE

    Residence:
                  25B, Route de Thonon
                  1222 Cologny
                  Geneva, Switzerland
Present principal employment:
                  Not Applicable
Citizenship:  United States

SCHEDULE A

Transactions in Securities
IN PRECEDING SIXTY DAYS

The following table sets forth certain information concerning the Shares purchased or sold by or on behalf of the Reporting Persons and Other Persons during the sixty-day period preceding the date of the Eleventh Amendment to the
Schedule 13D, to which this Schedule A is attached. Transactions occurring within the above-mentioned sixty-day period that have been previously reported on the Schedule 13D have been omitted.


                                                                                Number of Shares
                                                                                Acquired or Sold and
Reporting Person or             Date of                   Name of               Acquisition or Sale
Other Person                    Transaction               Transaction           Price Per Share
------------                    -----------               -----------           ---------------
Pilot Holdings                  1/17/00                   Series A              5000 shares purchased
                                                          Convertible           $50 per share
                                                          Preferred


EXHIBIT INDEX
--------------

                                                                                                       Sequentially
Exhibit Number                                         Description                                     Numbered Page
-------------                                          -----------                                    ----------------
            1*                Joint Reporting Agreement and Power of Attorney
                              with respect to the joint filing of the Schedule
                              13D pursuant to Rule 13d-1(f)(1)(iii) promulgated
                              under the Securities Exchange Act of 1934.

            2* Demand Note dated March 30, 1990 given by Souede to Marine.

            3*                Bank Account Assignment or Pledge Security
                              Agreement dated March 27, 1991 given by Worms to
                              Marine for the benefit of Souede.

            4* Letters dated August 22, 1986 and August 1, 1987 from Souede to Worms.

            5*                Demand Note dated March 30, 1990 given by Augur to
                              Marine.

            6*                Bank Account Assignment or Pledge Security
                              Agreement dated March 27, 1991 given by Worms to
                              Marine for the benefit of Augur.

            7*                Letter dated August 22, 1986 from Augur to Worms.

            8* Financial Services Agreement dated April 1, 1987 between PSO and Worms Asset Management.

            9*                Amended and Restated Agreement of Limited
                              Partnership of PCP dated as of December 15, 1988 among PSI, as general partner, and the limited partners listed from time to time on the books and records of PCP.

            10* Management Agreement dated December 15, 1991 between PMC and PCP.

            11*               Amended Joint Reporting Agreement and Power of
                              Attorney with respect to the joint filing of the Statement on Schedule 13D pursuant to Rule
                              13d-1(f) (1)(iii) promulgated under the Securities
                              Exchange Act of 1934.

            12*               Promissory Note dated March 1, 1992 by Thomas M.
                              DeLitto in favor of Worms Asset Management, Inc.

            13*               Letter Agreement dated March 31, 1992 between
                              Thomas M. DeLitto and Worms Asset Management.

            14*               Form of Securities Purchase Agreement between the
                              Company and GECC dated as of August 26, 1996.

            15*               Form of Securities Purchase Agreement between the
                              Company and certain other stockholders of the Company dated as of August 26, 1996.

            16* Form of Stockholders Agreement among the Company and GECC and certain other stockholders of the Company dated as of August 26, 1996.

            17*               Form of Registration Rights Agreement among the
                              Company and GECC and certain other stockholders of the Company dated as of August 26, 1996.

            18* Joint Reporting Agreement and Power of Attorney with respect to the joint filing of the Statement on
                              Schedule 13D pursuant to Rule 13d-1(f)(1)(iii) promulgated under the Securities and Exchange Act of 1934.

            19* Form of Underwriting Agreement in connection with the public offering of Common Shares completed as of April 3, 1998.

           20** Joint Reporting Agreement and Power of Attorney with respect to the joint filing of the Statement on
                              Schedule 13D pursuant to Rule 13d-1(f)(1)(iii) promulgated under the Securities and Exchange Act of 1934.

           21**               Form of Series A Convertible Preferred Stock
                              Securities Purchase Agreement in connection with the private placement of Preferred Stock commenced as of January 11, 2000.


           22**               Form of Amended and Restated Stockholders
                              Agreement among the Company and certain other stockholders of the Company dated as of January
                              11, 2000.

           23**               Form of Amended and Restated Registration Rights
                              Agreement among the Company and certain other stockholders of the Company dated as of January
                              11, 2000.


*        Previously filed.

**       Filed herewith.